UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CIMPRESS N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value

(Title of Class of Securities)

N20146 10 1

(CUSIP Number)

Prescott General Partners LLC
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,656,492
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,656,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,656,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,328,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,328,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,328,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,551,679
	8	SHARED VOTING POWER 286,216
	9	SOLE DISPOSITIVE POWER 1,551,679
	10	SHARED DISPOSITIVE POWER 286,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,895
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,958
	8	SHARED VOTING POWER 138,566
	9	SOLE DISPOSITIVE POWER 1,958
	10	SHARED DISPOSITIVE POWER 208,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 1 to the joint filing on Schedule 13D by Prescott General Partners LLC (“PGP”), Prescott Associates L.P. (“Prescott Associates”), Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2015 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“In order to fund the purchase of the Ordinary Shares reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $192,905,338 of the funds of the Managed Accounts (including $128,891,401 contributed by Prescott Associates) and Mr. Smith contributed $51,825,460 of his personal funds.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 4,656,492 Ordinary Shares held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 301,216 and 210,740 Ordinary Shares, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) the Prescott Investors Profit Sharing Trust, an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts”. The 5,029,882 Ordinary Shares owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

In addition, Mr. Smith may be deemed to beneficially own 1,536,679 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith and of which he is the sole member (the “Personal Shares”). Mr. Smith acquired the Personal Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell Ordinary Shares if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its Supervisory Board, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a member of the Supervisory Board of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the Form 10-Q filed by the Issuer on January 29, 2016, which disclosed that 31,341,214 Ordinary Shares were outstanding as of January 22, 2016, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is as follows: PGP – 4,656,492 shares (14.9%); Prescott Associates – 3,328,768 shares (10.6%); Mr. Smith – 1,837,895 shares (5.9%); and Mr. Vassalluzzo – 210,740 shares (0.7%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 4,656,492 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,328,768 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,551,679 and 1,958 shares, respectively. In their capacities as investment managers for certain Managed Accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 286,216 and 138,566 shares, respectively, and to share the power to dispose or to direct the disposition of 286,216 and 208,782 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            “On January 12, 2015, Mr. Vassalluzzo was appointed by the Issuer’s shareholders to serve as a member of the Issuer’s Supervisory Board. Pursuant to the Issuer’s 2005 Non-Employee Directors’ Share Option Plan, as amended (the “Option Plan”), Mr. Vassalluzzo’s appointment to the Supervisory Board entitles him to receive a share option to purchase a number of Ordinary Shares having a fair value equal to $150,000, up to a maximum of 50,000 shares. The Option Plan further provides that on the date of each annual general meeting of the

Issuer, each incumbent supervisory director will receive a share option to purchase a number of Ordinary Shares having a fair value equal to $50,000, up to a maximum of 12,500 shares. The share options have an exercise price equal to the fair market value of the Issuer’s Ordinary Shares on the date of grant and vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date, and expire upon the earlier of ten years from the date of grant or three months after the supervisory director ceases to serve as a director. As of the date hereof, Mr. Vassalluzzo has received 1,309 share options from the Issuer, all of which were granted on November 17, 2015.

In addition to the share options described above, under the Issuer’s 2011 Equity Incentive Plan, on the date of each annual general meeting of the Issuer, each incumbent supervisory director receives restricted share units having a fair value equal to $110,000. Restricted share units granted to the Issuer’s supervisory directors after July 1, 2013 vest at a rate of 12.5% per quarter over a period of two years from the date of grant, so long as the supervisory director continues to serve as a director on each such vesting date. As of the date hereof, Mr. Vassalluzzo has received 1,349 restricted share units from the Issuer, all of which were granted on November 17, 2015.

With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

1.      Agreement relating to the joint filing of Statement on Schedule 13D dated February 16, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016.

PRESCOTT General partners LLC

             /s/ Scott J. Vassalluzzo

Name:  Scott J. Vassalluzzo

Title:    Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

             /s/ Scott J. Vassalluzzo

Name:  Scott J. Vassalluzzo

Title:    Managing Member

             /s/ Thomas W. Smith

Thomas W. Smith

             /s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo